UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZOO ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

                    98978F108
(CUSIP Number)

December 16, 2009
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)
__________________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Focus Capital Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ☐
(b)           ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

321,684,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

321,684,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,684,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

OO

NAME OF REPORTING PERSON

Focus Capital Management, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ☐
(b)           ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

321,684,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

321,684,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,684,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ☐
(b)           ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

321,684,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

321,684,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,684,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

NAME OF REPORTING PERSON

Drew Schaefer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ☐
(b)           ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

321,684,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

321,684,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,684,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

ITEM 1	(a)	Name of Issuer:

Zoo Entertainment, Inc.

(b)	Address of Issuer’s Principal Business Office:

2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Focus Capital Partners, LLC ("FCP") with respect to shares of common stock, $0.001 par value per share, of the issuer beneficially owned by it, and Focus Capital Management, LLC (“FCM”), Terren S. Peizer and Drew Schaefer with respect to the shares beneficially owned by FCP.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of FCP, FCM, Mr. Peizer and Mr. Schaefer is:  11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

FCP and FCM are Delaware limited liability companies.  Mr. Peizer and Mr. Schaefer are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP NUMBER:

98978F108

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	d.	Investment company registered under Section 8 of the Investment
Company Act.
☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f.	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F)
☐	g.	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G)
☐	h.	A savings association as defined I Section 3(b) of the Federal Deposit
Insurance Act
☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  See item 9 of cover pages.

(b)           Percent of class:  See item 11 of cover pages.

(c)           Number of shares as to which such person has:

 (i)           sole power to vote or to direct the vote:

 (ii)          Shared power to vote or to direct the vote:

 (iii)         Sole power to dispose or to direct the disposition of:

 (iv)         Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

The number of shares reported herein includes 125,478,000 shares of common stock issuable upon conversion of 125,478 shares of Series A Convertible Preferred Stock owned by FCP.  FCP also owns warrants exercisable for up to 266,522,300 shares of common stock.  However, the warrants are not exercisable within 60 days due to a 9.9% ownership limitation contained in the warrants for FCP and its affiliates.

For purposes of calculating the percent of class, the reporting persons have assumed that all of the issuer’s issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock has converted to common stock and there is a total of 3,220,063,429 shares of common stock outstanding, such that 321,684,000 shares of common stock represents 9.9% of the class.

FCM, Mr. Peizer and Mr. Schaefer directly own no shares of the issuer.  FCM is the sole Manager of FCP, and Mr. Peizer and Mr. Schaefer are the Managing Directors of FCM.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, FCM, Mr. Peizer and/or Mr. Schaefer may be deemed to beneficially own and/or control the shares owned by FCP.  FCM, Mr. Peizer and Mr. Schaefer disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of their individual equity interests in FCP.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6:	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2009	FOCUS CAPITAL PARTNERS, LLC
By: FOCUS CAPITAL MANGEMENT, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

	By:	/s/ Drew Schaefer
Name: Drew Schaefer
Its: Managing Director

Dated: December 28, 2009	FOCUS CAPITAL MANGEMENT, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

	By:	/s/ Drew Schaefer
Name: Drew Schaefer
Its: Managing Director

Dated: December 28, 2009	/s/ Terren S. Peizer
Terren S. Peizer

Dated: December 28, 2009	/s/ Drew Schaefer
Drew Schaefer